EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s audited consolidated financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated February 26, 2020, and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of February 26, 2020, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd.
We recommend that readers consult the “Cautionary Statement” on the last page of this report.
Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate, and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”), under the symbol “ASM” (the Company graduated from the TSX Venture Exchange on January 8, 2018), on the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the year ended December 31, 2019, have been conducted on its Avino Property and its previously-owned Bralorne Mine property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

On December 13, 2019, the Company completed the sale of its 100% wholly-owned subsidiary Bralorne Gold Mines Ltd. (“Bralorne”) to Talisker Resources Ltd. (“Talisker”). The sale includes the Bralorne Gold Mine and is part of the Company’s plan to focus on its core mining operations in Mexico.

The consideration includes:

•	C$8.7 million (translated to $6.6 million) in cash
•	The issuance of 12,580,000 common shares of Talisker, representing 9.9% on a pro-forma basis following the close of the transaction and subsequent financing by Talisker;
•	The issuance of 6,290,000 share purchase warrants exercisable at C$0.25 per share for a period of three years after the closing, subject to acceleration in the event the closing price of Talisker’s common shares is great than C$0.35 per share for 20 or more consecutive trading days at any time following April 14, 2020;

The sale includes the Bralorne claims, as well as nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia, known as the BRX Property. The Company also received future consideration of a $2.5 million cash payment, contingent upon the commencement of commercial production at the Bralorne Mine, for which a fair value has been determined to be Nil at this time.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Operational Highlights

HIGHLIGHTS (Expressed in US$)	Fourth Quarter 2019	Fourth Quarter 2018	Change	Year 2019	Year 2018	Change
Operating
Tonnes Milled	188,436	189,574	-1%	789,660	708,764	11%
Silver Ounces Produced	220,804	288,600	-23%	958,811	1,286,382	-25%
Gold Ounces Produced	2,032	1,973	3%	6,912	8,092	-15%
Copper Pounds Produced	1,389,515	1,375,758	1%	4,970,254	4,819,022	3%
Silver Equivalent Ounces[1] Produced	608,640	720,187	-15%	2,397,042	2,863,753	-16%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[3]	700,191	713,384	-2%	2,345,453	2,640,129	-11%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$13.14	$8.93	47%	$12.08	$9.32	30%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$18.27	$11.69	56%	$17.19	$12.94	33%

1. In 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.72 lb Cu. In 2018, AgEq was calculated using metals prices of$15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu

2.
In Q4 2019, AgEq was calculated using metals prices of $17.32 oz Ag, $1,482 oz Au and $2.67 lb Cu. In Q4 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 lb Cu.

3. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

4. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Fourth Quarter 2019	Fourth Quarter 2018	Change	Year 2019	Year 2018	Change
Financial
Revenues	$10,427	$8,268	26%	$31,746	$34,116	-7%
Mine operating income (loss)	$(445)	$1,347	-133%	$(270)	$6,266	-104%
Net income (loss) from continuing operations	$(126)	$801	-116%	$(2,335)	$1,657	-241%
Net income (loss) from operations	$(29,043)	$981	-%	$(31,461)	$1,626	-%
Cash	$9,625	$3,252	196%	$9,625	$3,252	196%
Working capital	$13,209	$13,106	1%	$13,209	$13,106	1%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$1,342	$1,018	32%	$462	$5,749	-92%
Adjusted EBITDA[1]	$1,568	$1,466	7%	$1,929	$5,876	-67%
Per Share Amounts
Earnings (loss) per share (“EPS”) – basic	$-	$0.02	-100%	$(0.03)	$0.03	-200%
Cash flow per share (YTD)[1] – basic	$0.01	$0.03	-67%	$0.02	$0.07	-71%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Operational and Financial Performance

Three months ended December 31, 2019

In the fourth quarter ended December 31, 2019, the Company recognized revenues of $8.1 million on the sale of Avino Mine bulk copper/silver/gold concentrate, $0.3 million on the sale of San Gonzalo bulk silver/gold concentrate and $2.0 million on the sale of bulk silver/gold/copper concentrate from the sale of Avino Historic Above Ground (“AHAG”) Stockpiles, net of penalties, treatment costs and refining charges, for mine operating loss of $0.4 million.

EBITDA from continuing operations during the fourth quarter ended December 31, 2019, was $1.3 million, compared to $1.0 million in the corresponding quarter in 2018.

Metal prices for revenues recognized during the three months ended December 31, 2019, averaged $17.29 per ounce of silver, $1,484 per ounce of gold, and $5,814 per tonne of copper.

Year ended December 31, 2019

During the year ended December 31, 2019, the Company recognized revenues of $19.8 million on the sale of Avino Mine bulk copper/silver/gold concentrate, $3.1 million on the sale of San Gonzalo bulk silver/gold concentrate, and $8.8 million on the sale of AHAG Stockpiles bulk copper/silver/gold concentrate, net of penalties, treatment costs and refining charges, for mine operating loss of $0.3 million.

EBITDA from continuing operations during the year ended December 31, 2019, was $0.5 million, compared to $5.7 million for the year ended December 31, 2018.

Metal prices for revenues recognized during the year ended December 31, 2019, averaged $16.06 per ounce of silver, $1,399 per ounce of gold, and $5,961 per tonne of copper.

The Company’s cash balance at December 31, 2019, totaled $9.6 million compared to $3.3 million at December 31, 2018. Working capital totaled $13.2 million at December 31, 2019, compared to $13.1 million at December 31, 2018.

Consolidated 2019 Production Highlights

2019
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz		Copper Lbs	AgEq
Avino	427,147	510,270	4,473		4,563,195	1,656,091
San Gonzalo	56,179	153,372	580		-	215,148
AHAG Stockpiles	306,334	295,169	1,859		407,059	525,803
Consolidated	789,660	958,811	6,912		4,970,254	2,397,042
2019
Grade & Recovery by Mine	Tonnes Processed	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	427,147	44	0.45	0.56	85%	73%	86%
San Gonzalo	56,179	118	0.46	-	69%	66%	-
AHAG Stockpiles	306,334	55	0.36	0.18	54%	53%	35%
Consolidated	789,660	54	0.41	0.40	72%	65%	64%

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Consolidated Fourth Quarter 2019 Production Highlights

Q4 2019
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz		Copper Lbs	AgEq
Avino	107,310	153,644	1,676		1,293,508	495,496
San Gonzalo	2,908	4,106	26		-	6,964
AHAG Stockpiles	78,218	63,054	330		96,007	106,180
Consolidated	188,436	220,804	2,032		1,389,515	608,640
Q4 2019
Grade & Recovery by Mine	Tonnes Processed	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	107,310	51	0.64	0.62	87%	76%	89%
San Gonzalo	2,908	53	0.38	-	78%	72%	-
AHAG Stockpiles	78,218	51	0.25	0.18	50%	53%	31%
Consolidated	188,436	51	0.47	0.43	71%	67%	64%

The silver equivalent production in Q4, 2019 decreased by 15% compared to Q4, 2018. The decrease was due to the following reasons:

•	Marginal amount of production San Gonzalo contributed due to the mine’s planned stoppage.
•	Processing continued using the remaining stockpiles from past production which is lower grade.
•	Offset by slightly higher mill throughput, consolidated silver, gold and copper feed grades at Avino, and increased consolidated recoveries

Silver equivalent ounces produced for year ended December 31, 2019 decreased 16% compared to 2018, and can be attributed to the decreasing grade and planned shutdown at San Gonzalo.

Although the focus is on our overall consolidated results, there are some noteworthy points for each of our mines, as well as our AHAG Stockpiles, which can be determined from the following tables.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Avino Mine Production Highlights

	Q4 2019	Q4 2018	Change %	2019	2018	Change %
Total Mill Feed (dry tonnes)	107,310	101,104	6%	427,147	426,794	0%
Feed Grade Silver (g/t)	51	47	10%	44	53	-18%
Feed Grade Gold (g/t)	0.64	0.47	37%	0.45	0.49	-8%
Feed Grade Copper (%)	0.62	0.62	0%	0.56	0.55	2%
Recovery Silver (%)	87%	87%	0%	85%	84%	1%
Recovery Gold (%)	76%	71%	7%	73%	69%	6%
Recovery Copper (%)	89%	91%	-2%	86%	87%	-2%
Total Silver Produced (Kg)	4,779	4,109	16%	15,871	19,109	-17%
Total Gold Produced (g)	52,119	33,534	55%	139,131	143,843	-3%
Total Copper Produced (Lbs)	1,293,508	1,256,347	3%	4,563,195	4,546,952	0%
Total Silver Equivalent Produced (oz) *	495,496	465,139	7%	1,656,091	1,847,303	-10%

* In 2019, AgEq was calculated using metals prices $16.20 oz Ag, $1,393 oz Au and $2.72 lb Cu. In 2018, AgEq was calculated using metals prices of$15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu

*
In Q4 2019, AgEq was calculated using metals prices of $17.32 oz Ag, $1,482 oz Au and $2.67. In Q4 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 lb Cu.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo and Avino Mine resources, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Overall, silver equivalent production at Avino increased by 7% compared to Q4, 2018, as a result of increased gold and silver grades, as well as an increase in gold recovery. Mill feed at Avino increased by 6%, which helped maintain the mill throughput at maximum capacity despite the drop off from San Gonzalo. Silver and gold grades increased by 10% and 37%, respectively.

When examined on a yearly basis, overall calculated silver equivalent ounces were 10% lower as a result of lower silver and gold feed grades which decreased by 18% and 8%, respectively, for the year compared to 2018.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

San Gonzalo Mine Production Highlights

	Q4 2019	Q4 2018	Change %	2019	2018	Change %
Total Mill Feed (dry tonnes)	2,908	19,437	-85%	56,179	79,140	-29%
Feed Grade Silver (g/t)	53	172	-69%	118	222	-47%
Feed Grade Gold (g/t)	0.38	0.89	-58%	0.46	1.03	-55%
Recovery Silver (%)	78%	76%	2%	69%	77%	-10%
Recovery Gold (%)	72%	75%	-3%	66%	75%	-12%
Total Silver Produced (Kg)	128	2,541	-95%	4,770	14,205	-66%
Total Gold Produced (g)	812	12,867	-94%	18,060	64,383	-72%
Total Silver Equivalent Produced (oz) *	6,964	116,599	-95%	215,148	635,864	-66%

* In 2019, AgEq was calculated using metals prices of $16.20 oz Ag, $1,393 oz Au and $2.72. In 2018, AgEq was calculated using metals prices of$15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu

*
In Q4 2019, AgEq was calculated using metals prices of $17.32 oz Ag, $1,482 oz Au and $2.67. In Q4 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 lb Cu.
.

*This includes 43,586 silver equivalent ounces that were produced in 2018 from the Zinc Circuit; however, as noted below, there was no production from this test circuit in the fourth quarter 2018.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo and Avino Mine resources, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

During Q4 2019, San Gonzalo reached the end of its current resources and mining was stopped. This mine will remain open for continued exploration at different underground levels.

Overall silver equivalent production at San Gonzalo decreased by 95% in Q4 2019 compared to Q4 2018 as a result of lower silver and gold grades.

On a yearly basis, and as a result of the planned shutdown of San Gonzalo the overall silver and gold feed grades declined for the year ended December 31, 2019 by 47% and 55%, respectively, combined with a decrease in both silver and gold recovery lead to San Gonzalo producing 66% fewer silver equivalent ounces on a year over year comparison basis.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Historic Above Ground Stockpile Production Highlights

	Q4 2019	Q4 2018	Change %	2019	2018	Change %
Total Mill Feed (dry tonnes)	78,218	69,033	13%	306,334	202,830	51%
Feed Grade Silver (g/t)	51	60	-16%	55	58	-4%
Feed Grade Gold (g/t)	0.25	0.43	-42%	0.36	0.41	-12%
Feed Grade Copper (%)	0.18	0.18	0%	0.18	0.16	12%
Recovery Silver (%)	50%	56%	-11%	54%	57%	-5%
Recovery Gold (%)	53%	51%	5%	53%	52%	1%
Recovery Copper (%)	31%	44%	-31%	35%	38%	-10%
Total Silver Produced (Kg)	638	559	14%	9,181	6,697	37%
Total Gold Produced (g)	10,271	14,964	-31%	57,809	43,454	33%
Total Copper Produced (Lbs)	96,007	119,411	-20%	407,059	272,070	50%
Total Silver Equivalent Produced (oz) calculated*	106,180	138,449	-23%	525,803	380,766	38%

* In 2019, AgEq was calculated using metals prices of $$16.20 oz Ag, $1,393 oz Au and $2.72. In 2018, AgEq was calculated using metals prices of$15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu

*
In Q4 2019, AgEq was calculated using metals prices of $17.32 oz Ag, $1,482 oz Au and $2.67. Cu. In Q4 2018, AgEq was calculated using metals prices of $14.55 oz Ag, $1,229 oz Au and $2.80 lb Cu.

The Historic Above Ground Stockpile (AHAG) material throughput was up 13% in Q4 2019 compared to Q4 2018, which helped to offset the decreased throughput from San Gonzalo. The decreasing silver and gold grades indicate that Avino is reaching the end of this material as we transition to full production at the Avino mine.

Avino Mine Expansion

During 2019, development at Avino West, also known as the San Luis area, was placed on hold. As part of the mine plan optimization, Avino is evaluating the timing for Avino West production. Avino has the ability and capacity to feed all four circuits from the Elena Tolosa deposit, and will transition its mining capacity accordingly. During Q4, AHAG stockpiles were fed through the 1,000 tpd Mill Circuit 3, and is part of the transition mentioned above.

New Tailings Storage Facility (“TSF”)

The commissioning of a tailing’s thickener was completed during Q2 and transitioned to full operation. This thickener has reduced the water content sent to the tailings facility which has both decreased the volume of tailings as well as increase the stability of the tailings in the impoundment. As a result, more water can be recycled from the process which reduces the requirement from the fresh water well. In turn, this allows for increased water availability for the famers in the local communities adjacent to the Avino property.

Tailings were deposited in one portion of the permitted open pit in Q4 after completing the engineering and lining work in Q3. While there remains capacity in our current tailings facility the open pit is the primary area for tailings deposition.

Dry Stack Tailings

Avino has been exploring the potential of dry stack tailings for its permitted tailings storage facility which we refer to as TSF #2. We continue to explore this potential through operational visits to existing dry stack facilities in the area, as well as requests for quotations from various vendors and suppliers. We have also sourced a contractor familiar with dry stack tailings construction that is well known to the Company. A construction decision could be made in early 2020.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Avino Mine Exploration

During the fourth quarter plans were underway to prepare an exploration program for 2020.

During third quarter, Avino announced the results from a sampling campaign comprising 52 recent and historic holes that were previously drilled in the hanging-wall of the Avino vein stockwork system located on the Avino property. The relogging and sampling by the mine geology team of intervals previously regarded as not of economic interest has revealed extensive Hanging-wall Breccia (“HWB”) material with significant and consistent metal grades and wide vein widths. These results include significant intercepts such as:

•	ET-17-01 from 46.90 m to 47.65 m grading 2.18 g/t gold, 606 g/t silver and 0.35 % copper over a sampled length of 0.75 m;
•	ET-16-06 from 30.20 m to 31.70m grading 0.96 g/t gold, 312 g/t silver and 0.38 % copper over a sampled length of 1.50 m;
•	ET-17-13 from 23.40 m to 24.15 m grading 0.54 g/t gold, 290 g/t silver and 0.44% copper over a sampled length of 0.75 m.

These sampling results are encouraging as the material has the potential to add mineable tonnage to our portfolio at an opportune time. With the San Gonzalo mine at the end of its current economic life, the Company has been looking at all options to increase overall head grade, and the preliminary results of this campaign provide a major milestone to achieving that goal.

Detailed results from the sampling campaign can be found in Avino’s press release date July 23, 2019.

Bralorne Mine

The consideration includes:

•	C$8.7 million in cash
•	The issuance of 12,580,000 common shares of Talisker, representing 9.9% on a pro-forma basis following the close of the transaction and subsequent financing by Talisker;
•	The issuance of 6,290,000 share purchase warrants exercisable at C$0.25 per share for a period of three years after the closing, subject to acceleration in the event the closing price of Talisker’s common shares is great than C$0.35 per share for 20 or more consecutive trading days at any time following April 14, 2020;

The sale includes the Bralorne claims, as well as nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia, known as the BRX Property. The Company also received future consideration of a $2.5 million cash payment, contingent upon the commencement of commercial production at the Bralorne Mine, for which a fair value has been determined to be Nil at this time.

The Bralorne Mine, located approximately 240 km north-east of Vancouver, British Columbia, was in the exploration, evaluation stage prior to the sale.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Qualified Person(s)

Peter Latta, P.Eng, MBA, Avino’s Vice President, Technical Services, and Jasman Yee, P.Eng., Avino Director, both of whom are qualified persons within the context of National Instrument 43-101, have reviewed and approved the technical data in this document. Avino’s Bralorne project was under the supervision of Fred Sveinson, B.A., B.Sc., P. Eng., Senior Mining Advisor, who was a qualified person within the context of National Instrument 43-101, and Mr. Garth Kirkham, P. Geo., Principal of Kirkham Geosystems Ltd., who is an “independent qualified person”, as defined by Section 1.5 of NI 43-101.

Non – IFRS Measures

EBITDA and Adjusted EBITDA

Earnings before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance cost
•	Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements and fair value adjustments

Management believes EBITDA and adjusted EBITDA provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts. There are not standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.

Adjusted EBITDA excludes share-based compensation expense, and non-operating items such as foreign exchange gains and losses and fair value adjustments. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

The following table provides a reconciliation of net earnings financial statements to EBITDA and Adjusted EBITDA:

Expressed in 000’s of US$, unless otherwise noted	Q4 2019	Q4 2018	Year 2019	Year 2018
Net Income (loss) from continuing operations	$(126)	$801	$(2,335)	$1,626
Depreciation and depletion	1,694	564	3,723	3,256
Interest income and other	(160)	4	(545)	(215)
Interest expense	11	25	64	109
Finance cost	82	34	84	444
Accretion of reclamation provision	26	30	104	122
Current income tax expense	82	(346)	327	1,052
Deferred income tax recovery	(266)	(94)	(960)	(645)
EBITDA	$1,342	$1,018	$462	$5,749
Fair value adjustment on warrant liability	(174)	(130)	(520)	(1,304)
Share-based payments	294	223	937	630
Net realizable adjustment to inventory	-	-	387	-
Foreign exchange loss	106	355	663	801
Adjusted EBITDA	$1,568	$1,466	$1,929	$5,876

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share

Cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per payable ounce, all-in sustaining cash cost per payable ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management believes that the Company’s ability to control the cash cost per payable silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent payable ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost, because it believes that it more fully defines the total current cost associated with producing a silver equivalent payable ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent payable ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration, and evaluation costs attributable to growth projects, income tax payments, penalties, treatment and refining charges, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $2,098 for the year ended December 31, 2019 (2018 - $Nil). The Company planned for sustaining capital expenditures in 2019 in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company’s overall performance and its ability to generate cash flow from current operations. To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, multiplied by the ratio of the average spot gold and copper prices for the corresponding period. In 2019, the Company updated the calculation of all-in sustaining cash costs to include penalties, treatment charges and refining charges and the 2018 figures below have also been re-presented to include these costs. The change is due to the Company no longer selling product from the San Gonzalo Mine, which historically had little to no penalties associated with the saleable concentrate, and the Company is planning to be selling concentrate produced primarily from the Avino Mine for the foreseeable future.

The following table reconciles cash cost per payable AgEq oz production cost to all-in sustaining cash cost per payable AgEq oz for the three months ended December 31, 2019 and 2018:

Expressed in 000’s of US$,	Avino		San Gonzalo		AHAG Stockpiles		Consolidated
unless otherwise noted	Q4 2019	Q4 2018	Q4 2019	Q4 2018	Q4 2019	Q4 2018	Q4 2019	Q4 2018
Cost of sales	$7,554	$4,007	$829	$1,530	$2,489	$1,384	$10,872	$6,921
Depletion and depreciation	(1,296)	(341)	(281)	(125)	(96)	(86)	(1,673)	(552)
Cash production cost	6,258	3,666	548	1,405	2,393	1,298	9,199	6,369
Payable silver equivalent ounces sold	541,559	404,223	20,200	113,930	138,432	195,231	700,191	713,384
Cash cost per silver equivalent ounce	$11.56	$9.07	$27.14	$12.33	$17.28	$6.65	$13.14	$8.93
General and administrative expenses	1,055	330	39	93	270	160	1,364	583
Sustaining capital expenditures	330	-	-	-	-	-	330	-
Treatment & refining charges	779	440	55	61	218	230	1,052	731
Penalties	918	485	-	67	243	339	1,161	891
Share-based payments and G&A depreciation	(245)	(133)	(9)	(37)	(62)	(64)	(306)	(234)
All in cash operating cost	$9,095	$4,788	$633	$1,589	$3,062	$1,963	$12,792	$8,340
AISC per payable silver equivalent ounce	$16.80	$11.85	$31.38	$13.94	$22.11	$10.05	$18.27	$11.69

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

The following table reconciles cash cost per Ag Eq oz production cost to all-in sustaining cash cost per Ag Eq oz for the year ended December 31, 2019 and 2018:

Expressed in 000’s of US$,	Avino		San Gonzalo		AHAG Stockpiles		Consolidated
unless otherwise noted	2019	2018	2019	2018	2019	2018	2019	2018
Cost of sales	$19,682	$16,930	$5,728	$8,382	$6,219	$2,538	$31,629	$27,850
Inventory Net relizable value adjustment	-	-	387	-	-	-	387	-
Depletion and depreciation	(2,552)	(1,599)	(711)	(1,384)	(417)	(248)	(3,680)	(3,231)
Cash production cost	17,130	15,331	5,404	6,998	5,802	2,290	28,336	24,619
Payable silver equivalent ounces sold	1,449,448	1,656,007	248,195	671,851	647,810	312,272	2,345,453	2,640,129
Cash cost per silver equivalent ounce	$11.82	$9.26	$21.77	$10.42	$8.96	$7.33	$12.08	$9.32
General and administrative expenses	2,660	2,707	449	1,133	1,175	355	4,284	4,195
Sustaining capital expenditures	2,098	-	-	-	-	-	2,098	-
Treatment & refining charges	1,919	1,950	398	423	858	368	3,175	2,741
Penalties	2,350	2,653	-	111	1,048	500	3,398	3,264
Share-based payments and G&A depreciation	(610)	(408)	(103)	(159)	(266)	(88)	(980)	(655)
Cash operating cost	$25,537	$22,233	$6,147	$8,506	$8,615	$3,425	$40,300	$34,164
AISC per payable silver equivalent ounce	$17.62	$13.43	$24.77	$12.66	$13.30	$10.97	$17.19	$12.94

The Company continues to review its expenditures, and has been successful in the pursuit to achieve lower costs considering overall increases in material and labour costs.

At the Avino Mine, costs for Q4 2019 when compared to Q4 2018 have increased on cash production cost due to transition to full production from Avino mine as San Gonzalo is now exhausted and a decrease of AHAG production as only small material remains during the quarter.

During the fourth quarter of 2019, the cash cost and all-in sustaining cash cost per payable silver equivalent ounce and cost per ounce at the San Gonzalo Mine increased compared with Q4 2018 mainly due to significantly lower ounces sold as a result of declining grades as the mine completed the final stage of its life.

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Year Ended December 31,
	2019	2018
Operating cash flows before movements in working capital	$1,345	$4,225
Weighted average number of shares outstanding
Basic	69,980,178	56,851,626
Diluted	69,980,178	60,000,637
Cash Flow per Share – basic	$0.02	$0.07
Cash Flow per Share – diluted	$0.02	$0.07

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Working Capital

	December 31, 2019	December 31, 2018
Current assets	$22,771	$22,947
Current liabilities	(9,562)	(9,841)
Working capital	$13,209	$13,106

Results of Operations

Summary of Quarterly Results

(000’s)	2019	2019	2019	2019	2018	2018	2018	2018
Quarter ended	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1
Revenue	$10,426	$6,796	$7,813	$6,711	$8,268	$8,516	$9,176	$8,156
Earnings (Loss) from operations for the quarter	(29,043)	(1,642)	(166)	(610)	981	(1,012)	839	818
Earnings (Loss) per share from operations - basic	$(0.38)	$(0.02)	$(0.00)	$(0.01)	$0.02	$(0.02)	$0.02	$0.02
Earnings (Loss) per share - diluted	$(0.38)	$(0.02)	$(0.00)	$(0.01)	$0.02	$(0.02)	$0.02	$0.02
Total Assets	$72,571	$113,145	$110,660	$108,830	$108,588	$113,210	$109,498	$102,434

•	Revenue increased compared to previous quarters due to higher average realized metal prices, and additional ounces sold in Q4 2019 compared to previous quarters.

•	Earnings in the fourth quarter decreased as a result of the loss from discontinued operations and on disposals.

•	Total assets decreased at December 31, 2019 compared to previous current year quarters, primarily attributable to the disposal of the net assets of Bralorne upon its sale.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Three months ended December 31, 2019, compared to the three months ended December 31, 2018:

(000’s)	2019	2018	Note
Revenue from mining operations	$10,426	$8,268
Cost of sales	10,871	6,921	1
Mine operating income (loss)	(445)	1,347	1
Operating expenses
General and administrative expenses	951	444	2
Share-based payments	294	223	3
Income (loss) before other items	(1,690)	680
Other items
Interest and other income	160	4
Unrealized gain on long-term investments	1,265	-	4
Fair value adjustment on warrant liability	174	130	5
Unrealized foreign exchange loss	(101)	(364)	6
Accretion of reclamation provision	(26)	(30)
Finance cost	(82)	(34)
Interest expense	(11)	(25)
Net income (loss) before income taxes	(311)	361
Income taxes:
Current income tax recovery (expense)	(81)	346	7
Deferred income tax recovery	266	94	7
Income tax recovery	185	440
Net income (loss) from continuing operations	$(126)	$801	8
Income (loss) from discontinued operations and on disposal	(28,917)	180
Net income (loss)	$(29,043)	$981

Earnings (loss) per share from continuing operations
Basic	$(0.00)	$0.01	8
Diluted	$(0.00)	$0.01	8
Earnings (loss) per share
Basic	$(0.38)	$0.02
Diluted	$(0.38)	$0.02

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

1.
Cost of sales for the three months ended December 31, 2019, were $10,871 compared to $6,921 for the three months ended December 31, 2018. The increase reflects significant increase in tonnes produced resulting in an increase in mining and milling costs, as well as increases to non-cash depletion and depreciation. Mine operating income decreased for the three months ended December 31, 2019, compared to December 31, 2018 mainly due to a decrease in average realized silver and gold prices and higher costs incurred due at the end of life of the San Gonzalo mine.

2.
General and administrative expenses for the three months ended December 31, 2019, totalled $951 compared to $444 for the three months ended December 31, 2018. The increase reflects additional office and professional fees incurred during the quarter in both Mexico and Canada.

3.	Share-based payments for the three months ended December 31, 2019, totalled $294 compared to $223 for the three months ended December 31, 2018. Share-based payments are comprised of the issuance of stock options, as well as restricted share units (“RSUs”) to directors, officers, employees, and consultants of the Company during the periods. RSUs vest over the following three years upon issuance.

4.
Unrealized gain in long term investments for the three months ended December 31, 2019, totalled $1,265 compared with $Nil for the three months ended December 31, 2018, mainly attributable to the initial recognition of an unrealized gain from revaluation of Talisker shares and warrants held as a result of Bralorne mine sale.

5.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

6.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended December 31, 2019, the US dollar appreciated in relation to the Canadian dollar and Mexican peso, resulting in a foreign exchange loss, as the Company incurred an increased amount of capital expenditures. During the three months ended December 31, 2018, the US dollar depreciated in relation to the Canadian dollar and the Mexican peso, resulting in a foreign exchange gain.

7.
Current income tax expense was $81 for the three months ended December 31, 2019, compared to a recovery of $346 in the three months ended December 31, 2018. Deferred income tax recovery was $266 for the three months ended December 31, 2019, compared to $94 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended December 31, 2019, primarily relate to movements in the tax bases and changes to mining profits and losses in Mexico.

8.	As a result of the foregoing, net loss from continuing operations for the three months ended December 31, 2019, was $126, compared to net income of $801 for the three months ended December 31, 2018. The decrease resulted in basic and diluted loss per share from continuing operations of $Nil for the quarter ended December 31, 2019, compared to basic and diluted earnings per share of $0.01 in the comparative quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Year ended December 31, 2019, compared to year ended December 31, 2018:

(000’s)	2019	2018	Note
Revenue from mining operations	$31,746	$34,116
Cost of sales	32,016	27,850	1
Mine operating income (loss)	(270)	6,266	1
Operating expenses
General and administrative expenses	3,193	3,610	2
Share-based payments	937	630	3
Income (loss) before other items	(4,400)	2,026
Other items
Interest and other income	545	215
Unrealized gain (loss) on long-term investments	1,282	(5)	4
Fair value adjustment on warrant liability	520	1,304	5
Unrealized foreign exchange loss	(663)	(801)	6
Finance cost	(84)	(444)	7
Accretion of reclamation provision	(104)	(122)
Interest expense	(64)	(109)
Net income (loss) before income taxes and discontinued	(2,968)	2,064
Income taxes:
Current income tax expense	(327)	(1,052)	8
Deferred income tax recovery	960	645	8
Income tax recovery (expense)	633	(407)
Net income (loss) from continuing operations	$(2,335)	$1,657	9

Loss from discontinued operations and on disposal	(29,126)	(31)
Net income (loss)	$(31,461)	$1,626

Earnings (loss) per Share from continuing operations
Basic	$(0.03)	$0.03	9
Diluted	$(0.03)	$0.03	9
Earnings (loss) per share
Basic	$(0.45)	$0.03
Diluted	$(0.45)	$0.03

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

1.	Cost of Sales for the year ended December 31, 2019, were $32,016 compared to $27,850 for the year ended December 31, 2018. The increase reflects the increase of production cost as overall increased in tonnes produced resulting in an increase in to mining material and labour costs. Further, there were increases to non-cash depletion and depreciation expenses, as a result of the San Gonzalo mine nearing the end of life and a prospective change in accounting policy for depreciation. As a result of the higher production cost, mine operating income decreased for the year ended December 31, 2019, compared to December 31, 2018.

2.
General and administrative expenses for the year ended December 31, 2019, totalled $3,193 compared to $3,610 for the year ended December 31, 2018. The decrease reflects reduction initiatives made by management in the current year to maintain operations in good standing during the difficult market conditions in the beginning of the year.

3.
Share-based payments for the year ended December 31, 2019, totalled $937 compared to $630 for the year ended December 31, 2018. Share-based payments are comprised of the issuance of stock options, as well as restricted share units (“RSUs”) to directors, officers, employees, and consultants of the Company during the periods. RSUs vest over the following three years upon issuance.

4.
Unrealized gain in long-term investments for the three months ended December 31, 2019, totalled $1,288 compared with a loss of $5 for the three months ended December 31, 2018, mainly attributable to the initial recognition of a unrealized gain from Talisker shares held from the proceeds of the sale of Bralorne.

5.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

6.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the year ended December 31, 2019, the US dollar appreciated in relation to the Canadian dollar and Mexican peso, resulting in a foreign exchange loss, as the Company incurred an increased amount of capital expenditures in US dollars.

7.	Finance costs for the year ended December 31, 2019, totalled $84 compared to $444 for the year ended December 31, 2018. The increase reflects the costs of issuance allocated to the warrants upon issuance in the September 2018 bought-deal offering of 7.1 million units.

8.
Current income tax expense was $327 for the year ended December 31, 2019, compared to $1,052 in the year ended December 31, 2018. Deferred income tax recovery was $960 for the year ended December 31, 2019, compared to $645 in the comparative period. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the year ended December 31, 2019, primarily relate to movements in the tax bases and changes in mining profits and losses in Mexico.

9.	As a result of the foregoing, net loss from continuing operations for the year ended December 31, 2019, was $2,335, compared to income of $1,657 for the year ended December 31, 2018. The decrease had an impact on basic and diluted earnings per share from continuing operations, decreasing to a loss per share of $0.03 for the year ended December 31, 2019, from earnings per share of $0.03 for the year ended December 31, 2018.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control. There is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds
In July 2019, the Company closed a bought-deal financing for gross proceeds of $3.5M, with the issuance of common shares.
As of the date of this MD&A, the Company has been using the funds as intended. The Company had used the gross proceeds raised from the offering for advancing the development of other areas of the Avino mine, and its operations and production, and to a lesser extent, for general working capital.

In supporting mining operations in Mexico, the Company incurred expenditures of $0.1 million for exploration and evaluation activities, acquired property and equipment of $3.2 million (before depreciation of $4.5 million), and made lease and loan repayments of $1.1 million during the year ended December 31, 2019.

In July 2019, the Company closed a bought-deal flow-through financing for gross proceeds of $1.7M, with the issuance of common flow-through shares.
As of the date of this MD&A, the Company continues to use the flow-through eligible funds as intended. The Company is using the gross proceeds raised from the offering to incur qualifying Canadian exploration expenses and flow-through mining expenditures on the Bralorne Mine, located in British Columbia, which will be renounced to the purchasers of the flow-through shares.

In advancing the Bralorne Mine, and prior to its disposition, the Company incurred expenditures of $5.6 million for exploration and evaluation activities (before depreciation and share-based payments of $0.4 million, change in estimate to future reclamation of $1.4 million, and foreign exchange movement of $1.3 million), acquired property and equipment for $0.1 million (before of $0.4 million of depreciation), and made lease and loan repayments of $0.3 million

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

During 2019, the Company received gross proceeds of $2.9 million in connection with a brokered at-the-market offering issued under prospectus supplements.
As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

The Company intends to continue to explore its properties, as described above, subject to market conditions and the ability to continue to obtain suitable financing.

In September 2018, the Company closed a underwritten public offering for gross proceeds of US$4.6 million.
As of the date of this MD&A, the Company has used the funds as intended. The Company had used the gross proceeds raised from the offering for advancing the development of other areas of the Avino mine, its production operations, and to a lesser extent, for general working capital.

In April 2018, the Company closed a private placement of 3,000,000 flow-through common shares for gross proceeds of C$6 million.
As of the date of this MD&A, the Company has used the funds as intended. The Company used the gross proceeds raised from the offering to incur qualifying Canadian exploration expenses and flow-through mining expenditures on its Bralorne Mine, located in British Columbia, which has been renounced to the purchasers of the flow-through shares for the 2018 taxation year.

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for $5,000,000. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $4.7 million in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

Discussion and analysis relating to the Company’s liquidity as at December 31, 2019 and 2018, is as follows:

Statement of Financial Position

(000’s)	December 31, 2019	December 31, 2018
Cash	$9,625	$3,252
Working capital	13,209	13,106
Accumulated Deficit	(47,204)	(16,505)

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flow

(000’s)	December 31, 2019	December 31, 2018
Cash generated by operating activities	$5,507	$9,224
Cash generated by financing activities	4,970	3,855
Cash used in investing activities	(3,734)	(13,229)
Change in cash	6,743	(150)
Effect of exchange rate changes on cash	(370)	(18)
Cash, beginning of period	3,252	3,420
Cash, end of period	$9,625	$3,252

Operating Activities

Cash generated by operating activities for the year ended December 31, 2019, was $5.5 million compared to operating activities of $9.2 million for the year ended December 31, 2018. Cash generated by or used in operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash generated by in financing activities was $5.0 million for the year ended December 31, 2019, compared to $3.9 million for the year ended December 31, 2018. Cash generated by financing activities for the year ended December 31, 2018, relates to the issuance of shares for cash, term facility payments, the repayments of equipment loans and finance leases for mining equipment. During the year ended December 31, 2019, the Company received proceeds from issuance of shares for cash of $7.3 million (2018 - $8.5 million), made term facility payments totalling $0.8 million (2018 - $2.0 million) and made finance lease and equipment loan payments totalling $1.4 million (2018 - $2.6 million).

Investing Activities

Cash used in investing activities for the year ended December 31, 2019, was $3.7 million compared to $13.2 million for the year ended December 31, 2018. Cash used in investing activities during the year ended December 31, 2019, includes net cash proceeds received on the sale of discontinued operations of $5.1 million (2018 - $Nil). During 2019, the Company incurred cash capital expenditures of $3.3 million (2018 - $9.4 million) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s Avino Mine. During the year ended December 31, 2019, the Company also incurred cash capital expenditures of $5.7 million (2018 - $5.4 million) on exploration and evaluation activities at the Avino Mine, as well as the Bralorne Mine prior to its disposition. During the year ended December 31, 2019, the Company did not redeem any short-term investments (2018 - $1.0 million), and had received cash from other investing activities, such as redemptions of reclamation bonds and proceeds on sale of long-term investments of $0.1 million (2018 - $0.5 million).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the year ended December 31, 2019, 2018 and 2017 were as follows:

	2019	2018	2017
Salaries, benefits, and consulting fees	$723	$956	$860
Share-based payments	659	531	1,718
	$1,382	$1,487	$2,578

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. (“Oniva”) of $Nil (December 31, 2018 - $212) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position as at December 31, 2019. The following table summarizes the amounts due to related parties:

	December 31, 2019	December 31, 2018
Oniva International Services Corp.	$105	$107
Directors	51	47
Jasman Yee & Associates, Inc.	-	3
	$156	$157

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the years ended December 31, 2019, 2018 and 2017, are summarized below:

	2019	2018	2017
Salaries and benefits	$665	$594	$450
Office and miscellaneous	322	560	567
Exploration and evaluation assets	206	353	352
	$1,193	$1,507	$1,369

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the year ended December 31, 2019, 2018 and 2017, the Company paid $226, $232 and $231, respectively, to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the year ended December 31, 2019, 2018 and 2017, the Company paid $33, $66 and $80, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the year ended December 31, 2019, 2018 and 2017, the Company paid $Nil, $12 and $23, respectively, to WWD.

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short- and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with six (December 31, 2018 – six) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2019, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at December 31, 2019, in the amount of $9,625 and working capital of $13,209 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

The maturity profiles of the Company’s contractual obligations and commitments as at December 31, 2019, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$4,907	$4,907	$-	$-
Due to related parties	156	156	-	-
Minimum rental and lease payments	1,294	1,269	20	5
Term facility	6,199	3,628	2,571	-
Equipment loans	301	228	73	-
Finance lease obligations	1,188	716	444	28
Total	$14,045	$10,904	$3,108	$33

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	December 31, 2019		December 31, 2018
	MXN	CDN	MXN	CDN
Cash	$2,780	$5,902	$8,378	$2,421
Long-term investments	-	5,599	-	14
Reclamation bonds	-	6	-	146
Amounts receivable	-	54	-	114
Accounts payable and accrued liabilities	(51,307)	(442)	(85,951)	(891)
Due to related parties	-	(202)	-	(215)
Equipment loans	-	-	-	(301)
Finance lease obligations	(1,037)	(522)	(13,907)	(533)
Net exposure	(49,564)	10,395	(91,480)	755
US dollar equivalent	$(2,627)	$8,004	$(4,656)	$554

Based on the net US dollar denominated asset and liability exposures as at December 31, 2019, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings (loss) for the year ended December 31, 2019, by approximately $465 (December 31, 2018 - $452). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2019, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $70 (December 31, 2018 - $419).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2019, a 10% change in market prices would have an impact on net earnings (loss) of approximately $467 (2018 - $1, 2017 - $3).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

(d)	Classification of Financial Instruments

IFRS 7
Financial Instruments: Disclosures
establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2019:

	Level 1	Level 2	Level 3
Financial assets
Cash	$9,625	$-	$-
Amounts receivable	-	1,477	-
Long-term investments – common shares	3,197	-	-
Long-term investments – warrants	-	-	1,114
Total financial assets	$12,822	$1,477	$1,114
Financial liabilities
Warrant liability	-	-	(1,579)
Total financial liabilities	$-	$-	$(1,579)

During 2019, changes in Level 3 measurements were comprised of the recognition of the Talisker warrants received in the sale of Bralorne of $716, and its subsequent fair value increase of $398 for a total fair value of $1,114 at December 31, 2019. Additionally, there was a fair value adjustment of $520 for the warrant liability.

The Company uses Black-Scholes model to measure its Level 3 financial instruments. The warrants of Talisker are measured on acquisition and at December 31, 2019, using the following assumptions:

	December 31, 2019	December 13, 2019
Weighted average assumptions:
Risk-free interest rate	1.71%	1.67%
Expected dividend yield	0%	0%
Expected life (years)	2.95	3.00
Expected stock price volatility	106.79%	108.41%
Weighted average fair value at grant date	C$0.23	C$0.15

For the Company’s warrant liability valuation, see Note 16 of the consolidated financial statements.

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2019	December 31, 2018
Not later than one year	$1,269	$3,092
Later than one year and not later than five years	20	74
Later than five years	5	10
	$1,294	$3,176

Included in the above amount as at December 31, 2019, is the Company’s commitment to incur flow-through eligible expenditures of $1,262 (C$1,639) that must be incurred in Canada.

Office lease payments recognized as an expense during the year ended December 31, 2019, totalled $72 (2018 - $81, 2017 - $81).

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Changes in Accounting Standards

Application of new and revised accounting standards:

Adoption of IFRS 16 Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company has applied IFRS 16 at the date it became effective using a modified retrospective approach. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

At the inception of a contract, the Company assesses whether a contract is or contains a lease. If so, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, which consists of:

•	The amount of the initial measurement of the lease liability
•	Any lease payments made at or before the commencement date
•	Any indirect costs incurred
•	An estimate of costs to dismantle or remove the underlying asset or to restore the site on which the asset is located
•	Any incentives received from the lessor

The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

The majority of the Company’s leases were already capitalized as finance lease assets on its consolidated statement of financial position under the Company’s previous accounting policy at the time of adoption of IFRS 16. The Company has elected to apply the practical expedients in IFRS 16 and reviewed all existing leases and concluded that all leases that were previously expensed over the lease term where considered to be either short-term leases or leases of low value assets, and therefore there is no impact to the consolidated financial statements upon adoption of IFRS 16.

Adoption of IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”)

On June 7, 2017, the IASB issued IFRIC 23
Uncertainty over Income Tax Treatments.
The interpretation provides guidance on the accounting for current and deferred income tax liabilities and assets when there is uncertainty over income tax treatments. IFRIC 23 is applicable for annual periods beginning on or after January 1, 2019.

IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019.

The Company adopted IFRIC 23 in its consolidated financial statements for the annual period beginning on January 1, 2019, with no impact on the financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.

IFRS 3 – Definition of a Business

In October 2018, the IASB issued amendments to IFRS 3 – Definition of a Business which:

•	Clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;
•	Narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
•	Add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
•	Remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and
•	Add an option concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, and to asset acquisitions that occurred on or after the beginning of that period. Earlier application is permitted. The Company does not expect any material impact upon adoption.

Annual Improvements 2015-2017 Cycle

In December 2017, the IASB issued the Annual Improvements 2015-2017 cycle, containing amendments to IFRS 3 - Business Combinations (“IFRS 3”), IFRS 11 - Joint Arrangements, IAS 12 - Income Taxes, and IAS 23 - Borrowing Costs. These amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have a significant impact on the Company’s consolidated financial statements

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at February 26, 2020, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	77,267,533	-	-
Warrants (US$)	7,175,846	$0.80	3.58
Warrants (C$)	464,122	C$0.85	0.42
RSUs	2,372,875	-	0.57 – 2.48
Stock options	2,638,500	C$0.79 - C$2.95	1.52 – 4.49
Fully diluted	89,918,876

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

The following are details of outstanding stock options as at December 31, 2019 and February 26, 2020:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (December 31, 2019)	Number of Shares Remaining Subject to Options (February 26, 2020)
September 2, 2021	C$2.95	502,500	502,500
September 20, 2022	C$1.98	1,162,500	1,162,500
October 6, 2022	C$1.98	15,000	15,000
August 28, 2023	C$1.30	432,500	432,500
August 21, 2024	C$1.79	526,000	526,000
Total:		2,638,500	2,638,500

The following are details of outstanding warrants as at December 31, 2019 and February 26, 2020:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (December 31, 2019)	Number of Underlying Shares (February 26, 2020)
July 30, 2020	C$0.85	464,122	464,122
September 25, 2023	$0.80	7,175,846	7,175,846
Total:		7,639,968	7,639,968

The following are details of outstanding RSUs as at December 31, 2019 and February 26, 2020:

Expiry Date	Number of Shares Remaining Subject to RSUs (December 31, 2019)	Number of Shares Remaining Subject to RSUs (February 26, 2020)
September 20, 2020	20,375	20,375
August 28, 2021	622,000	622,000
August 21, 2022	1,730,500	1,730,500
Total:	2,372,875	2,372,875

Disclosure Controls and Procedures

Management has designed and evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and has concluded that, based on its evaluation, they are effective as of December 31, 2019, to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis. Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2019

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management concluded that as of December 31, 2019, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to achieve the purpose for which they have been designed.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of February 26, 2020. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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